Exhibit 12.1

Equinix, Inc.

Computation of Ratio of Earnings to Fixed Charges

(in thousands)

	Years ended December 31,					Six months ended June 30,
	2002	2003	2004	2005	2006	2006	2007
Earnings:
Net loss before income taxes and cumulative effect of a change in accounting principle	$(21,618)	$(84,171)	$(68,478)	$(42,069)	$(6,334)	$(10,116)	$(2,688)
Fixed charges:
Interest expense	35,098	20,512	11,496	8,880	14,875	7,433	9,577
Interest factor on operating leases	7,558	8,594	9,251	8,828	8,516	4,068	4,946

Subtotal	42,656	29,106	20,747	17,708	23,391	11,501	14,523

Total Earnings	$21,038	$(55,065)	$(47,731)	$(24,362)	$17,057	$1,385	$11,835

Fixed Charges:
Fixed charges:
Interest expense	$35,098	$20,512	$11,496	$8,880	$14,875	$7,433	$9,577
Capitalized interest	124	—	—	—	1,575	688	3,146
Interest factor on operating leases	7,558	8,594	9,251	8,828	8,516	4,068	4,946

Total Fixed Charges	$42,780	$29,106	$20,747	$17,708	$24,966	$12,189	$17,669

Ratio of Earnings to Fixed Charges(1)	1.0:2.0	—	—	—	1.0:1.5	1.0:8.8	1.0:1.5

Coverage Deficiency(1)	$—	$(84,171)	$(68,478)	$(42,069)	$—	$—	$—

(1)	Earnings were inadequate to cover fixed charges for all periods presented except for the years ended December 31, 2002 and 2006 and the six months ended June 30, 2006 and 2007. As a result, the coverage deficiency is provided for all periods presented in which earnings were inadequate to cover fixed charges.